FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2006.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Copal Revises Financial Forecasts Upward for the Six Months Ended September 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 19, 2006, in Kyoto, Japan

Nidec Copal Revises Financial Forecasts Upward

for the Six Months Ended September 30, 2006

Nidec Corporation today announced that Nidec Copal Corporation (“the Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code: 7756), has revised upward its consolidated and non-consolidated financial forecasts for the six months ended September 30, 2006 as follows.

1. Revised consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2006.

(From April 1, 2006 to September 30, 2006)					(Yen in millions)
	For the six months ended September 30, 2006				For the six months ended September 30, 2005
	Previous forecast (Apr. 25, 2006)	Revised Forecast	Change (amount)	Change (percent)
Net sales	34,000	40,000	6,000	17.6%	29,081
Recurring income	2,400	2,750	350	14.6%	2,502
Net income	1,300	1,800	500	38.5%	1,031

(Reasons for revision)

Reflecting the unexpected level expansion of the digital camera market both home and abroad, the Company achieved all time high records in both sales amount and volume with the growth of shutters and lens units for single-lens-reflex cameras and other types of cameras. Metal exterior packages for this market also showed steady growth. Other business groups increased sales as well with new product lines of multi-functional compound motors and booming corporate spending on facilities and equipment for the production of semi-conductors.

Reflecting sales increase and other factors, profit showed growth as well, though there was a delay in improving yield ratio of part of lends units.

As a result, the Company has revised upwards the midterm financial forecasts as consolidated sales, recurring income and midterm net income are expected to exceed the previously projected level.

The full business year forecasts are under preparation and will be announced as consolidated financial forecasts in “Mid-term Business Results Digest” that will be issued on October 27, 2006.

2. Revised non-consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2006.

(From April 1, 2006 to September 30, 2006)					(Yen in millions)
	For the six months ended September 30, 2006				For the six months ended September 30, 2005
	Previous forecast (Apr. 25, 2006)	Revised Forecast	Change (amount)	Change (percent)
Net sales	29,000	34,800	5,800	20.0%	25,611
Recurring income	700	1,750	1,050	150.0%	1,789
Net income	400	1,050	650	162.5%	707

(Reasons for revision)

Reflecting the unexpected level expansion of the digital camera market both home and abroad, the Company achieved all time high records in both sales amount and volume with the growth of shutters and lens units for single-lens-reflex cameras and other types of cameras. Metal exterior packages for this market also showed steady growth. Other business groups increased sales as well with new product lines of multi-functional compound motors and booming corporate spending on facilities and equipment for the production of semi-conductors.

As a result, the Company has revised upwards the midterm financial forecasts as non-consolidated sales, recurring income and midterm net income are expected to exceed the previously projected level.

The full business year forecasts are under preparation and will be announced as financial forecasts in “Outline of Individual Midterm Financial Statements” that will be issued on October 27, 2006.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group’s finan’cial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

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